FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment for Supplemental Materials

requested by G-III Apparel Group, Ltd. pursuant to Rule 83

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The Supplemental Materials referred to in this letter have been omitted from the version filed on EDGAR. Confidential Treatment for the Supplemental Materials has been requested pursuant to Rule 83 of the Securities and Exchange Commission (“SEC”). The Supplemental Materials have been submitted to the SEC in a separate document.

March 28, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G III Apparel Group, Ltd.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 12, 2013
File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G III Apparel Group, Ltd. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated March 5, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2013, filed with the Commission on April 12, 2013. It should be read in conjunction with our letter dated February 24, 2014 responding to the Staff’s comment letter dated January 28, 2014. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

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Form 10-K for the Fiscal Year Ended January 31, 2013

Notes to Consolidated Financial Statements, page F-8

Note D – Acquisitions and Intangibles, page F-13

1.	We note in your response to our prior comment 1 that within your non-licensed products segment you aggregate Vilebrequin with the other non-licensed product lines for purposes of goodwill impairment testing. Please tell us whether Vilebrequin constitutes a reporting unit and provide us with your supporting analysis under FASB ASC 350-20-35-34, including an identification of the non-licensed products segment managers (e.g. position titles) and a discussion of the discrete financial information that is available to and reviewed by the segment manager(s). If you have concluded that Vilebrequin does constitute a reporting unit for goodwill impairment testing, a) provide us with an analysis supporting your conclusion that Vilebrequin satisfies the criteria for aggregation with the other non-licensed product reporting units, including an analysis of both the quantitative economic similarities and the qualitative similarities listed under FASB ASC 280-10-50-11, and b) tell us how the goodwill generated from the Vilebrequin acquisition is assigned to reporting units within the non-licensed products segment for the purposes of impairment testing and provide an analysis for your conclusion pursuant to FASB ASC 350-20-35-41 through 35-44.

Response:

We would like to thank the Staff for the time and the attention devoted to the Company’s determination of the reporting units for goodwill allocation and impairment testing purposes.

We would like to clarify the answers provided to the Staff in our letter dated February 24, 2014, in that we have four reporting units and that Vilebrequin constitutes a separate reporting unit for goodwill impairment testing purposes within the non-licensed product operating segment. Vilebrequin meets the criteria of a component as defined by ASC 350-20-35-34. It constitutes a business, as the product line is engaged in designing, manufacturing and marketing high-end swimwear and resort wear. Discrete financial information for Vilebrequin is available and consists of a balance sheet, a statement of income and various other key performance indicators, such as the number of transactions and the average amount spent per transaction. This information is reviewed by Vilebrequin’s president on a monthly basis.

For our fiscal years ended January 31, 2013 and 2014, in accordance with ASC 350 – Goodwill and other, we tested for impairment the carrying value of goodwill recorded in

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connection with Vilebrequin’s acquisition against its fair value, which is, according to ASC 820 — Fair Value Measurement, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This fair value was assessed based on Vilebrequin’s forecasted financial performance at the end of the reporting period.

Note K – Segments, page F-22

2.	We note your response to our prior comment 2. Please tell us all the various forms of discrete financial information that are reviewed by your Chief Operating Decision Maker at levels below your three current operating segments, regardless of whether that information is used for the purpose of making decisions about allocating resources and assessing performance. In connection with your response, please provide us with your most recent reporting package provided to your Chief Operating Decision Maker.

Response:

Our Chief Operating Decision Maker (“CODM”) receives monthly financial information in a reporting package. The reporting package summarizes financial activity for the most recent month ended (month-to-date) and the period covering the beginning of our fiscal year to the period ended (year-to-date). The information included in this reporting package is presented in various forms (e.g. balance sheet, income statement, gross profit statement, operating profit statement, selling, general and administrative expense statement), which are formatted for the sections discussed below. The information is supplemented by two attachments, which contain detailed statements of operations for each product line on a month-to-date and year-to-date basis.

The reporting package itself is approximately 70 pages and each of the two supplemental attachments is also approximately 70 pages. The quantity and various levels of information provided is required because the reporting package is prepared and distributed, not only to the CODM, but also to other executives such as the Chief Financial Officer (“CFO”), Chief Operating Officer and the Company’s Vice Chairman, as well as the head of each Group, as defined below. We believe that it is important to understand that the CODM only uses part of the information that is provided to him. The order in which the information is presented in the reporting package is not indicative of the importance of the document in the eyes of the CODM, but rather has arisen as a result

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of the CFO’s review, which generally begins with the month-to-date financial information and then continues with the year-to-date financial information.

The information in the reporting package is organized around various sections. We have 5 sections in our reporting package: Consolidated, Segment, Group, Corporate Entity and Other. Each section is relevant to a specific user of the reporting package.

The “Consolidated” section consists of balance sheets, income statements and selling, general and administrative details presented at the consolidated level. This section offers an overall view of the Company’s performance and provides comparative information with prior periods and forecasted results. This information is intended to be used by the CODM.

The “Segment” section consists of financial information grouped in accordance with our operating segment structure identified under ASC 280 – Segment reporting. In some instances, the information with respect to our licensed and non-licensed products segments is combined under a wholesale grouping. We believe that presenting wholesale information on a combined basis, in addition to the separate segment presentation, is consistent with the fact that the licensed and non-licensed products operating segments are highly integrated. The segment information is mostly used by our CODM, except for the gross profit and operating profit schedules (pages 22, 24, 26 and 28) which are used by both the CODM and the group managers. For these schedules, the CODM focuses more on the data aggregated by segment whereas the group managers review these schedules at a more detailed level.

The “Group” section consists of information presented at the group level. The notion of group is mostly linked to the Company’s growth, as a new group was often created as a result of an acquisition or the addition of new major licenses. G-III Apparel is subdivided into eight groups: G-III Core, Marvin Richards/Calvin Klein, Winlit, Jessica Howard, Andrew Marc, Kensie, Wilsons and Vilebrequin. Groups are composed of one or more product lines. The information provided by the “Group” section is mainly used by the group managers, all of whom do not report directly to the CODM.

The “Corporate Entity” section of the reporting package is primarily used by the finance department and presents consolidating financial information by legal entity.

The “Other” section consists of information that is provided for clarification purposes. For instance, the detailed retail business schedules (pages 6 and 15) are provided to give an indication of the relative materiality of the retail joint venture compared to the entire

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retail segment. Some of the “Other” information provided is not intended to remain indefinitely in the reporting package. For example, the separate information provided for Vilebrequin (pages 7 and 16) is presented to give an indication of the key drivers of the contingent purchase price to be paid in connection with the acquisition of Vilebrequin. Finally the “Other” section includes a schedule describing whether the Company is compliant with the debt covenant ratios contractually defined in our loan agreement.

We understand that the Staff may question our segment reporting structure given the amount of information given to the CODM. We believe that the reporting package is merely a tool used by the CODM in his review process and the focus should be set on how the CODM makes decisions to allocate resources. The Company’s historical growth strongly evidences that the recent allocation of resources were made around our three reporting segments. In 2005, the acquisition Marvin Richards reinforced our portfolio of licensed products. In 2008, the acquisition of Andrew Marc added a strong proprietary brand to our non-licensed segment. Our acquisition of Vilebrequin in 2012 further expanded our brand ownership. In 2008, the acquisition of Wilsons added a retail component to our business, which resulted in the addition of a retail operations segment to our prior licensed and non-licensed products segments. The retail operations segment was further complemented with the acquisition of G.H. Bass in 2013. Our segment reporting structure is consistent with the overall objective of ASC 280 – Segment reporting, which is to allow the financial statements user to read the financial statements through the eyes of a company’s decision maker.

In response to the Staff’s request for a copy of the most recent reporting package provided to the CODM, we are supplementally providing to the Staff, via Federal Express under separate cover, hardcopies of the materials that comprise the December 2013 monthly reporting package provided to the CODM on January 21, 2014 (collectively, the “Supplemental Materials”). The Supplemental Materials are not publicly disclosed. We believe that the return of the Supplemental Materials to the Company is consistent with the protection of investors and with one or more exemptions from the Freedom of Information Act (5 U.S.C. § 552) (“FOIA”) in that disclosure of the Supplemental Materials would constitute disclosure of confidential commercial or financial information that would likely cause substantial competitive harm to the competitive position of the Company. We therefore request that the Supplemental Materials be returned to the undersigned in accordance with Rule 12b-4 of the Securities Exchange Act of 1934, as amended, following the completion of the Staff’s review.

We also request confidential treatment of the Supplemental Materials in accordance with 17 C.F.R. §200.83 for the reasons described in the preceding paragraph. A copy of this

Confidential Treatment for Supplemental Materials

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request, but not the Supplemental Materials, is also being delivered to the Commission’s FOIA Office. Any questions or notifications with respect to the FOIA confidential treatment request should be directed to Neal S. Nackman, Chief Financial Officer, at G-III Apparel Group, Ltd., 512 Seventh Avenue, New York, New York 10018, telephone (212) 403-0654.

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	SEC FOIA Office (without Supplemental Materials)
James Giugliano, Securities and Exchange Commission
Angela Halac, Securities and Exchange Commission
Neil Gold, Esq., Fulbright & Jaworski LLP
Manuel G. Rivera, Esq., Fulbright & Jaworski LLP